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August 19, 2021

Deborah Bielicke Eades

Shareholder

+1 312 609 7661

deades@vedderprice.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Columbia Funds Series Trust II (the “Registrant”)

File No. 811-21852

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares of the Registrant in connection with the reorganizations (the “Reorganizations”) of each of (i) BMO Dividend Income Fund, (ii) BMO Large-Cap Value Fund, (iii) BMO Low Volatility Equity Fund, (iv) BMO Large-Cap Growth Fund, (v) BMO Small-Cap Growth Fund, (v) BMO Pyrford International Stock Fund, and (vi) BMO Ultra Short Tax-Free Fund, each a series of BMO Funds, Inc., into a corresponding, newly formed series of the Registrant (each, an “Acquiring Fund” and together, the “Acquiring Funds”). The Reorganizations are part of a series of reorganizations of funds managed by BMO Asset Management Corp. or its affiliates into funds advised by Columbia Management Investment Advisers, LLC or its affiliates that will be filed as of the date hereof or in the near term (the “Other BMO Fund Reorganizations”). The Registration Statement and the registration statements with respect to the Other BMO Fund Reorganizations contain substantially the same disclosure with respect to the description of the transaction, the Agreement and Plan of Reorganization, tax disclosure with respect to the reorganizations and general information about the Acquiring Funds, including substantially the same shareholder manual. One distinction between the Reorganizations described in the Registration Statement and the Other BMO Fund Reorganizations is that the Reorganizations each involved newly formed “shell” Acquiring Funds, whereas each other registration statement concerns existing acquiring funds.

[1]

We note that the Other BMO Fund Reorganizations include those described in the separate registration statements on Form N-14 filed as of the date hereof by the Registrant, Columbia Funds Series Trust and Columbia Funds Series Trust I, which contain a combined proxy statement/prospectus and SAI with similar disclosures and organization as the combined proxy statement/prospectus and statement of additional information described above.

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U.S. Securities and Exchange Commission

August 19, 2021

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (312) 609-7661 or Nathaniel Segal at (312) 609-7747.

Sincerely,

/s/Deborah Bielicke Eades Deborah Bielicke Eades Shareholder